June 27, 2016	Owen J. Pinkerton 202-216-4812 opinkerton@mmmlaw.com www.mmmlaw.com

VIA EDGAR

Dominic Minore, Esq.

Senior Counsel

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	NexPoint Real Estate Strategies Fund (the “Fund”)
Pre-Effective Amendment No. 2 to Registration Statement on Form N-2
File Nos. 333-209022; 811-23129

Dear Mr. Minore:

On behalf of NexPoint Real Estate Strategies Fund (the “Fund”), please find responses to the comments provided by the Commission’s staff (the “Staff”) delivered orally on June 22, 2016. The headings and numbered paragraphs below correspond to the comments provided. References to page numbers are to changed pages of the Prospectus (the “Prospectus”) attached to this response letter.

The Fund hereby undertakes to include the changes requested by the Staff in the final prospectus to be filed with the Commission shortly after effectiveness of the Registration Statement on Form N-2 (File No. 333-209022) (the “Registration Statement”). The Fund further undertakes to file a post-effective amendment to the Registration Statement (tagged as POS EX) in order to file a revised Form of Investment Advisory Agreement for REIT Subsidiary that includes revisions responsive to the Staff’s comments. Such POS EX filing will be made shortly after effectiveness of the Registration Statement.

On behalf of the Fund, we respond to the specific comments of the Staff as follows:

General

1.	On page 4, we note your language that begins “REITs or other entities wholly-owned by the Fund …” Please advise as to whether any wholly-owned subsidiaries, other than REIT subsidiaries, are anticipated to be formed by the Fund. In addition, please provide an undertaking that any other entities wholly-owned by the Fund would be subject to the same 1940 Act requirements imposed on the REIT subsidiaries.

Response: The Fund hereby confirms to the Staff that it will impose the requirements found in Sections 8, 15, 17 and 18 of the Investment Company Act of 1940 (the “1940

Act”) on all wholly-owned subsidiaries of the Fund, not only REIT subsidiaries. In addition, the Fund has revised its disclosure on pages 4 and 45 to remove the references to “other entities wholly-owned by the Fund” since no such entities are currently contemplated.

2.	With respect to the 15% and 35% limitations found on page 2 of the Prospectus, please revise so that both are measured against “net” assets, not “gross” assets. In addition, please revise the 35% limitation to make clear that it includes other private funds, not only private funds exempt from registration pursuant to Section 3(c)(5)(C) of the 1940 Act.

Response: The Fund has revised its disclosure on pages 1, 17 and 26 as requested.

3.	In the bullet points on page 2 of the Prospectus, please include the word “registered” before “Closed-end funds”. In addition, please move the following sentence to immediately after the bullet points: “However, the Fund has not imposed limitations on the portion of its assets that may be invested in any of the other categories outlined above.”

Response: The Fund has revised its disclosure on pages 2 and 17 as requested.

4.	We have reviewed the Form of Investment Advisory Agreement for REIT Subsidiary filed as Exhibit (g)(2) to the Registration Statement and have the following comments.

•	First, we note disclosure on page 3 of the Prospectus relating to fee offset provisions. Please revise the Agreement, in Section 7 or elsewhere, to include these provisions.

•	In Section 13, please revise to make clear that shareholders have the ability to terminate the agreement as well as renew the agreement.

•	In Section 13(b), please revise to make clear that the agreement terminates automatically in the event of an assignment.

Response: The Fund has revised its Form of Investment Advisory Agreement for REIT Subsidiary to comply with the items noted by the Staff.

5.	Please confirm that the distributor is not required to make a filing with the Corporate Financing Department of FINRA, and that FINRA will not be issuing a “No Objections” letter relating to this offering.

Response: The Fund confirms that pursuant to NASD Notice to Members 00-53 published on June 20, 2000, closed-end funds that operate as interval funds are exempt from the filing requirements, filing fees and regulations of FINRA Rule 5110 and are instead subject to FINRA Rule 2830, which is applied to open-end investment companies. As a result, FINRA will not review the proposed underwriting terms and arrangements of the proposed offering.

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If you have any questions, please do not hesitate to contact the undersigned at (202) 216-4812.

Sincerely,

MORRIS, MANNING & MARTIN, LLP

/s/ Owen J. Pinkerton

Owen J. Pinkerton, Esq.
cc:	Heath D. Linsky, Esq.
Brian Mitts